[letterhead] Travel Dynamics, Inc.
             7525 E. Camelback Road, Suite 202, Scottsdale, AZ 85251
                       Tel: 602-949-9500 Fax 602-425-7700
                             www.traveldynamics.org

                                October 12, 1998

Shareholders
Travel dynamics, Inc., Formerly Known As
Greenway Environmental Systems, Inc.

         RE: Information Concerning Recent Reorganization of your Company

Dear Fellow Shareholder:

         As some of you may be aware, Greenway Environmental Syhstems, inc. Is now known as Travel Dynamics, Inc. pursuant to a recent reorganization of the company. My name is Mr. James Piccolo and I am writing to you as your new President who was elected and installed as part of the Reverse Acquisition of Travel Dynamics by your company.

         Let me take a moment to explain the nature of this reorganization. Greenway, as a public entity in which you are are a shareholder, acquired a privately held Nevada corporation known as Travel Dynamics, Inc. which is engaged in the exciting and growing business of direct and Internet based marketing of travel services and packages. As part of the reverse acquisition, your company agreed to changes its name to Travel Dynamics, Inc., relocate its office and principal place of business to our existing operations in Scottsdale, Arizona and to install a new Board of Directors as nominated by Travel Dynamics, Inc. While technically the surviving corporation was the existing Greenway entity, for most practical purposes you may consider the reverse acquisition as a reorganization wherby the parent (Greenway) takes on all of the characteristics, including the name, of its acquired subsidiary (Travel Dynamics). The acquired company will continue operations as Travel Dynamics Services, Inc.

         As you know, Greenway had no assets or business, and-frankly-had no business prospects prior to this reorganization. As a result, we believe the net effect of this reorganization will be beneficial not only to the new shareholders, which acquired shares by tendering all their existing Travel Dynamics Shares to Greenway to become a wholly owned operating subsidiary, but also to those of you who were existing shareholders. As you may also know, or should be informed, there was a nineteen and one-half to one reverse split of the existing Greenway shares (19.5:1) as part of the reorganization. This means that for every 19.5 shares of Greenway held by you, you now have one shares of Travel Dynamics. This reverse split was necessary in order to afford equity to the new shareholders who were putting in a business which we believe has substantial assets and future potential, as contrasted to those of you who were shareholders in a corporation that had no prospects or assets. Accordingly, while existing Greenway shareholders have suffered a substantial reduction in their shares pursuant to the foregoing reverse split, we believe that such reverse split is fair and equitable based upon the value of the subsidiary acquired. Roughly, the prior shareholders in Greenway now own approximately 38% of the shares after the reverse split.

         It will not be necessary for you to tender to our newly designated transfer agent your existing Greenway shares if you elect to keep them. The proper reverse split of those shares and the reissuance of Travel Dynamic Shares will occur from any future request for assignment or reconveyance of those certificates. However, if you wish, you may tender your shares and pay a small transfer fee to receive back Travel Dynamics Shares at the present time by contacting our transfer agent directly. The newly designated transfer agent is as follows:

                          Oxford Transfer and Registrar
                           317 S.W. Alder, Suite 1120
                               Portland, OR 97204
                                 (503) 225-0375

         Let me now introduce you to your new Officers and Directors:

         Mr. James Piccolo, Director/President/CEO
         Brian K. Service, Director
         Thomas (Tom) Dennis, Director
         Gary Davies, Director
         Thomas Vergith, Director
         Melinda Fehringer, Secretary/Treasurer
         John P. Piccolo, Vice President

         Some of you may be wondering why you did not receive a prior notice and proxy solication related to this reverse acquisition. In short, there existed a majority of shareholders in the prior Greenway Company which approved and wished to move forward with this reorganization so that, under Nevada Law, this action could be taken without a formal shareholder meeting. While our counsel advises us that under Nevada Law, we are not even reuired to give notice to shareholders of the results of the majority consent action, we believe it is fair and equitable, as well as required in Our By-Laws, that you receive this letter explaining the reverse acquisition, the results of such acquisition on your individual shareholder interest and its general purposes for the future of your company. Please be assured that the new management of Travel Dynamics is going to do everything possible to move forward in a profitable and ethical manner to increase the share valuation and profitability of the company in the exciting travel related industries. Should you have any questions as a shareholder, please feel free to call our corporate offices as indicated above at any time if you have questions regarding the company or its future.

Finally, you should be advised that our offices will shortly be filing required Reports with the Securities and Exchange Commission (SEC) to report all of the foregoing transactions and with an anticipation that we may be able to shortly establish a public trading market for the securities through one or more broker dealers. Any shareholder wishing to obtain a copy of the 10-KSB Report may do so by contacting management at the above listed address. For your information, while not precently effective, it is anticipated that Alpine Securities in Salt Lake City, Utah will act as one of the initial broker dealers attempting to make a market in our shares. We pass this information on to you in the hope that in the near future, if you are interested in trading your shares, you would have at least one option to call as far as a market maker is concerned. Again, we emphasize that as of the date of this letter, the necessary fil;ings with the SEC and the National Associaiton of Securities Dealers has not been completed so that a trading market is not presently available. Further, when trading is established, you should be able to trade the shares through a broker/dealer of your choice.

         Again, new management wishes to welcome you aboard our new travel vehicle for what we hope is a voyage that will profitable for all concerned.

                                                     Sincerely,



                                                     James Piccolo
                                                     President
                                                     Travel Dynamics, Inc.


                                      -3-